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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

World Heart Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

980905202

(CUSIP Number)

ABIOMED, Inc.

Attn: General Counsel

22 Cherry Hill Drive

Danvers, MA 01923

(978) 646-1400

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

(617) 832-1151

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 980905202	Page 2 of 6

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Shares”) of World Heart Corp., a Canadian corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 7799 Pardee Lane, Oakland, CA 94621.

Item 2. Identity and Background

This Schedule 13D is being filed by ABIOMED, Inc., a corporation organized under the laws of the State of Delaware (the “Reporting Person”). The Reporting Person’s principal business address is 22 Cherry Hill Drive, Danvers, MA 01923. The Reporting Person is a provider of medical devices in the field of circulatory support. The Reporting Person has not been convicted in a criminal proceeding during the last five years. In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered the Reporting Person subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of an 8% convertible promissory note that is convertible into 2,858,861 Common Shares for a total of $5,000,000 using working capital funds. The Reporting Person acquired beneficial ownership of a warrant to purchase up to 3,400,000 Common Shares in exchange for certain clinical and marketing support services to be provided to the Issuer.

Item 4. Purpose of Transaction

December 2007 Transaction

The Reporting Person, the Issuer and World Heart Inc., a wholly owned subsidiary of the Issuer (“WHI”), entered into a Note Purchase Agreement, dated as of December 11, 2007 (the “Note Purchase Agreement”), a copy of which was filed as Exhibit 99.1 to a Form 8-K filed by the Issuer on December 13, 2007, File No. 000-28882 (the “December 2007 8-K”), and is incorporated herein by reference. The description of the Note Purchase Agreement set forth herein is qualified in its entirety by reference to the copy filed as Exhibit 99.1 to the December 2007 8-K. Pursuant to the Note Purchase Agreement, the Issuer issued to the Reporting Person a secured convertible promissory note in the principal amount of up to $5 million (the “Note”). The Note is secured by the Issuer’s assets and contains certain covenants and customary events of default, the occurrence of which could result in an acceleration of the Note. The Note is convertible at the Reporting Person’s option at any time, in whole or in part, into Common Shares at a conversion price of $1.748948 per share, subject to anti-dilution adjustments in the event that the Issuer issues securities at a lower effective price. The Note is accruing interest at 8% per annum, which is payable upon payment or conversion of the Note, and the interest may also be converted into Common Shares at the then market value, at the option of the Reporting

CUSIP No. 980905202	Page 3 of 6

Person. After the second anniversary of the issuance, the Note is payable on demand, or subject to fulfillment of certain conditions, at the Issuer’s option.

As part of the Note Purchase Agreement, the Issuer also granted the Reporting Person a right of first refusal to act as an exclusive worldwide distributor for any Issuer product not currently sold by Issuer and a right to designate one nominee to the Issuer’s board of directors or have an observer present at the Issuer’s board meetings.

The Issuer, WHI and the Reporting Person also entered into a Clinical and Marketing Support Services Agreement (the “Services Agreement”) a copy of which was filed as Exhibit 99.6 to the December 2007 8-K, and is incorporated herein by reference. The description of the Note Purchase Agreement set forth herein is qualified in its entirety by reference to the copy filed as Exhibit 99.6 to the December 2007 8-K. Pursuant to the Services Agreement the Reporting Person agreed to provide clinical support and certain marketing services in connection with the Issuer’s products in development. As partial consideration for these clinical and marketing services, the Issuer issued to the Reporting Person a 5-year warrant (the “Warrant”) to purchase up to 3,400,000 Common Shares, exercisable at $0.01 per share.

In addition, the Issuer and Reporting Person entered into a Registration Rights Agreement pursuant to which the Issuer granted the Reporting Person registration rights with respect to the Common Shares underlying the Note and Warrant and agreed to file such registration statement with the Securities and Exchange Commission within 120 days after the date of issuance of the Note and the Warrant. A copy of the Registration Rights Agreement was filed as Exhibit 99.7 to the December 2007 8-K, and is incorporated herein by reference.

Recapitalization Agreement

On June 20, 2008, the Reporting Person entered into a recapitalization agreement (the “Recapitalization Agreement”) among the Issuer, WHI, Venrock Partners V, L.P., Venrock Associates V, L.P. and Venrock Entrepreneurs Fund V, L.P. (collectively, “Venrock”), Special Situations Fund III QP LP, Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P. and Austin Marxe (collectively, “SSF”) providing for the recapitalization of the Issuer (the “Recapitalization”), pursuant to which:

•

The Issuer has agreed to issue approximately 300,000,000 Common Shares for an aggregate purchase price of no less than $30,000,000 (the “Issuance”). At the closing of the Recapitalization, Venrock will invest an aggregate of approximately $10,000,000 and SSF will invest an aggregate of approximately $9,000,000 and other investors are in discussions to invest the remainder (such other investors, together with Venrock and SSF, the “Investors”).

•

The Reporting Person has agreed, contingent on and simultaneous with the closing of the Issuance, to convert the full amount of principal and interest owed on the Note into 86,000,000 Common Shares (the “Conversion”). The Note is currently secured by a security interest in all of the assets of the Issuer and WHI.

CUSIP No. 980905202	Page 4 of 6

•	In connection with the Conversion, the Reporting Person has agreed to terminate the Warrant and to forgive other amounts the Issuer owes to the Reporting Person.

•	Venrock and SSF have agreed to provide the Issuer with a bridge loan facility (the “Bridge Facility”) under which the Issuer may borrow up to $1,000,000 until the closing of the Recapitalization.

The Recapitalization is subject to certain customary conditions to closing, including the investment of no less than an aggregate of $30,000,000 by the Investors and the absence of certain material adverse changes. The Issuer expects that the closing of the Recapitalization will occur on or about July 31, 2008, although no assurances can be given when the conditions to closing will be satisfied, if at all. In the event that the Recapitalization is not consummated by August 31, 2008, the Reporting Person and each of the Investors will have the right to terminate their obligations under the Recapitalization Agreement.

The Recapitalization Agreement further provides that the Reporting Person will have the right to designate one person for election to the Board of Directors of the Issuer, so long as the Reporting Person remains the beneficial owner of at least 5% of the outstanding Common Shares. The Reporting Person will also have the right to designate an observer to attend meetings of the Board of Directors at any time it does not have a designee on the Board of Directors. If the Reporting Person has not nominated a director on or prior to the second anniversary of the closing of the Recapitalization, its rights to nominate a director or to appoint an observer will terminate. All of the Reporting Person’s rights with respect to Board of Directors of the Issuer will terminate on the fifth anniversary of the closing of the Recapitalization. The Recapitalization Agreement also provides that, contingent upon the closing of the Issuance, the Reporting Person’s current distribution rights with the Issuer will terminate and be replaced with revised distribution rights. Under the revised terms, the Issuer will still be required to negotiate in good faith with the Reporting Person about distribution arrangements before engaging any third party distributors for its products. However, the Issuer retains the right, without negotiating with the Reporting Person, to distribute its products directly. In addition, if the Reporting Person and the Issuer are unable to agree to terms on a potential distribution arrangement, the Issuer is free to negotiate with third party distributors, without offering revised terms to the Reporting Person. The revised distribution rights of the Reporting Person will terminate in the event of a change of control of the Issuer that occurs after the closing of the Recapitalization.

A copy of the Recapitalization Agreement was filed as Exhibit 99.2 to a Form 8-K filed by the Issuer on June 25, 2007, File No. 000-28882 (the “June 2008 8-K”), and is incorporated herein by reference. The description of the Recapitalization Agreement set forth herein is qualified in its entirety by reference to the copy filed as Exhibit 99.2 to the June 2008 8-K.

As a condition to the closing of the Recapitalization, the Issuer, Venrock, SSF and the Reporting Person will enter into a Registration Rights Agreement pursuant to which the Issuer will grant such parties registration rights with respect to the Common Shares issuable under the Recapitalization Agreement. A copy of the Registration Rights Agreement was filed as Exhibit 99.4 to the June 2008 8-K, and is incorporated herein by reference.

CUSIP No. 980905202	Page 5 of 6

The Reporting Person acquired the Note and Warrant of the Issuer for investment. Except as set forth above, the Reporting Person does not have any specific plans which would result in (a) the acquisition by the Reporting Person of additional securities of the Issuer or the disposition by the Reporting Person of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present Management or Board of Directors, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws which may impede the acquisition of control of the Issuer by any person; (h) the Common Shares being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) In the aggregate, the Reporting Person beneficially owns the right to acquire 6,258,861 Common Shares of the Issuer. Such Common Shares constitute approximately 35% of the outstanding Common Shares based on the representations of the Issuer set forth in the Recapitalization Agreement.

(b) The Reporting Person has sole voting and dispositive power with respect to the Common Shares reported in this Schedule 13D.

(c) N/A

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as provided in the preceding paragraphs, or elsewhere in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 980905202	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 2, 2008

ABIOMED, INC.

By:  /s/  Daniel J. Sutherby

Daniel J. Sutherby

Chief Financial Officer